FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2011

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Corporate Taxpayers’ Registry (CNPJ/MF) No. 47.508.411/0001-56

Company Registry (NIRE) Number 35.300.089.901

São Paulo, March 17, 2011.

Shareholders’ Attendance Manual for the

Annual and Special Shareholders’ Meeting to be held on March 31, 2011

Index

1.	Message from the Chairman of the Board of Directors	3
2.	Message from the Investors Relations Officer	4
3.	Date, Time and Place of the Annual and Special Meeting (Shareholders Meeting)	5
4.	Copy of the Call Notice	6
5.	Documents Available	8
6.	Management’s Proposals	9
7.	Prior Procedures and Deadlines	10

2

1.         Message from the Chairman of the Board of Directors

Dear Shareholders,

I am very pleased to invite you to attend the Annual and Special Shareholders’ Meeting of Companhia Brasileira de Distribuição (“Company” or “CBD”) called to be held on March 31, 2011, at 5 p.m., at the Company’s headquarters, located at Avenida Brigadeiro Luis Antonio, 3.142, São Paulo/SP – Brazil.

The matters to be discussed and resolved at the Meeting are described on the Call Notice and in this manual.

I would like to remind you that, in order to better receive you, one shall request that those shareholders intending to be represented by a proxy, under the prevailing law, should send the relevant documents (as described in item 5 below) making proof that such person is a CBD shareholder, as well as the powers granted, at least seventy-two (72) hours before the Meeting is held.

The documents must be sent to CBD’s Corporate Legal Department, at Avenida Brigadeiro Luiz Antônio, 3.142, São Paulo/SP, through a signed copy acknowledging receipt thereof.

Yours faithfully,

Abilio Diniz

Chairman of the Board of Directors

3

2.         Message from the Investors Relations Officer

Dear Shareholders,

The purpose of this Manual is to gather, in a sole document, all the information and clarifications on CBD’s Annual and Special Shareholders’ Meeting.

Therefore, in this Manual you will find, among other information:

•                    The date, time and place of the Meeting; and

•                    The matters to be discussed and resolved at the Meeting, as well as a copy of the Call Notice;

I hope this Manual proves useful in clarifying any doubts you might have on the Meeting, and we remain at your disposal or any further clarifications you may need.

Thank you very much,

Vitor Fagá de Almeida

Investors Relations Officer

4

3.         Date, Time and Place of the Annual and Special Shareholders’ Meeting (Shareholders Meeting)

Date: March 31, 2011.

Time: 5 p.m. One recommends that you arrive at least 20 minutes in advance for purposes of checking documents and signing the Shareholders’ Attendance Book.

Place: The Company’s headquarters, at Avenida Brigadeiro Luis Antonio, 3.142, São Paulo/SP. Access to the Annual and Special Shareholders’ Meeting shall be only through the main entrance at Avenida Brigadeiro Luis Antonio, 3.142.

5

4.         Copy of the Call Notice

Published on the issues of March 16, 17 and 18, 2011 of the São Paulo State Official Register, and on the issues of March 16, 17 and 18, 2011 of Valor Econômico newspaper.

“COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY-HELD CORPORATION

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 47.508.411/0001-56

CALL NOTICE

ANNUAL AND SPECIAL SHAREHOLDERS’ MEETING

The shareholders of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”) are called to meet on March 31, 2011, at 5 p.m., at the Company’s headquarters located at Avenida Brigadeiro Luís Antonio, n. 3142, in this Capital, in order to discuss and resolve, at an Annual and Special Shareholders’ Meeting, on the following Agenda:

(a)        Read, discuss and vote the financial statements concerning the fiscal year ended on December 31, 2010;

(b)        Approve Management’s Proposal for designation of the net income concerning the fiscal year ended on December 31, 2010;

(c)        Approve the Capital Budgeting;

(d)        Approve Management’s proposal on the Investments Plan for 2011;

(e)        Stipulate the annual overall remuneration of Company’s managers and of the Advisory Board;

(f)         Elect members of the Board of Directors;

(g)        Elect members of the Advisory Board;

(h)        Elect members of the Fiscal Board;

(i)         Approval of the Management Proposal related to the modification of the Article 4th caput and § 3, Article 5th, §§ 1, 4 and 5 and Article 6th caput, as well as the exclusion of the §§ 2 and 3 of the Article 5th of the Company’s By Laws and the consequent renumeration of the paragraphs;

(j)         Approve Management’s Proposal on the increase of corporate capital through the capitalization of the Reserve for Expansion and of the Reserve of Earnings Retention based on the Capital Budgeting, both stipulated at the Annual Shareholders’ Meeting held on April 29,

6

2010, with the subsequent increase o the Company’s corporate capital in the amount of R$ 421,500,485.14, with no issuance of new shares and amendment to Article 4 of the Company By-laws;

(k)        Approval of the Management Proposal concerning the increase of the capital stock through the capitalization of the goodwill special reserve in the total amount of R$ 105,674,982.41 with 20% of the total increase, that is, R$ 21,134,996.48 capitalized without the issuance of new shares, for the benefit of all shareholders, and 80% of the total increase, that is, R$ 84,539,985.93, capitalized for the benefit of the Company’s controlling shareholder, Wilkes Participações S.A., pursuant to Article 7 of Instruction CVM 319/99 (as amended), by means of the issuance of new preferred shares class A, whose issue price will be the weighted average of the 15 trading floors prior to this call notice and in consequence, the modification of Article 4th of the Company’s By-laws. The Company’s shareholders will be granted the preemptive right for the subscription of these new shares to be issued in compliance with Article 171 of Law 6,404/76 (as amended). Theses new preferred shares Class A will have the same rights and characteristics as the currently preferred shares Class A, except for the dividends related to the fiscal year ended on December 31, 2010; and

(l)         Restate the Company By-laws.

In compliance with Article 4 of CVM Instruction No. 481/09 and for purposes of the provision contained in Section 141 of Law 6,404/76 and CVM Instruction No. 165/91, as amended by CVM Instruction CVM 282/98, the minimum percentage of the voting capital needed to request the adoption of the multiple vote process for election of the members of the Board of Directors is five percent (5%), subject to the legal time period of forty-eight (48) hours before the Meeting for such request.

A copy of Management’s Proposals and related documents concerning the matters contained in this present agenda are available to the Shareholders at the Company’s headquarters, at the Company’s Investors Relations page (www.grupopaodeacucar.com.br/ri) and at the Brazilian Securities and Exchange Commission (CVM) (www.cvm.gov.br), pursuant to Sections 124 and 135 of Law 6404/76 and CVM Instruction No. 481/09.

To those shareholders intending to be represented by proxies at the Meeting called hereby, one requests them to send the relevant documents making proof that such person is a shareholder, as well as the powers granted, at least seventy-two (72) hours before the Meeting is held. The documents must be sent to the Company’s Corporate Legal Department, at Avenida Brigadeiro Luís Antonio, nº 3142, in this Capital, through a signed copy acknowledging receipt thereof.

São Paulo, March 15, 2011.

ABILIO DOS SANTOS DINIZ

Chairman of the Board of Directors”

7

5.         Documents Available

The following documents connected with the Annual and Special Shareholders’ Meeting are available at the Company headquarters and at the sites www.gpari.com.br/, http://www.bmfbovespa.com.br/ and www.cvm.gov.br:

(i)                      The Financial Statements for the fiscal year ended on December 31 , 2010;

(ii)                     The Management’s Proposal for the designation of the income concerning the fiscal year ended on December 31, 2010;

(iii)                    The Capital Budgeting;

(iv)                    The Management’s Proposal related to the Investments Plan for 2011;

(v)                     The Management’s Proposal related to the amendment to the Company By-laws;

(vi)                    The Management’s Proposal related to the increase to the corporate capital through the capitalization of the Reserve for Expansion and of the Reserve of Earnings Retention based on Capital Budgeting;

(vii)                   The Management’s Proposal related to the increase to the corporate capital through the capitalization of the special goodwill reserve portion;

(viii)                  Section 10 of the Reference Form (Officers’ Commentaries), under Article 9, item III, of CVM Instruction no. 481/2009;

(ix)                    Sections 12.6 to 12.10 of the Reference Form (Information on the candidates for members of the Management), under Article 10, of CVM Instruction no. 481/2009;

(x)                     Section 13 of the Reference Form (Managers’ Remuneration), under Article 12, of CVM Instruction no. 481/2009;

(xi)                    The Minutes of the Meeting held by the Board of Directors on 02/23/2011, 02/28/2011 and 03/15/2011, approving the Financial Statements for 2010, as well as the abovementioned Management’s Proposals and other documents; and

(xii)                   The Minutes of the Meeting held by the Fiscal Board on 02/23/2011, that recommended approval of the Financial Statements for 2010, as well as the abovementioned Management’s Proposals.

8

6.         Management’s Proposals

The management’s proposals and other documents listed herein contain detailed information on the matters of the agenda. Thus, one recommends that the Company shareholders read such information in order to assist them in the decision-making process.

9

7.         Prior Procedures and Deadlines

According to Section 135 of the Brazilian Corporations Law, the amendment to the By-laws must be resolved at a Special Shareholders’ Meeting, which shall be incepted on a first call with the presence of Shareholders representing at least two-thirds (2/3) of the corporate capital entitled to vote and, on a second call, with any number.

In order to take part in the Shareholders’ Meeting, the Shareholders may attend it personally, bearing their identity and a proof issued by the depositary financial institution within five (5) days immediately preceding the Meeting.

The shareholders may be represented at the Shareholders’ Meeting by a proxy appointed less than one (1) year before, who is a shareholder, manager of the Company or attorney-at-law, in that for publicly-held corporations the proxy may also be a financial institution, where the investment funds manager shall be in charge of the representation.

In order to ease the beginning of works at the Special Shareholders’ Meeting, CBD requests that those shareholders being represented by proxies send by mail or by courier to:

Companhia Brasileira de Distribuição

Departamento Jurídico Societário

Av. Brigadeiro Faria Lima, n. 3.142

São Paulo/SP

CEP 01402-901

or by fax (011) 3884-2677, or even by e-mail, gpa.ri@grupopaodeacucar.com.br, at least 72 hours in advance, a copy of the following documents:

(a) If Legal entities: the By-laws of the legal entity being represented, a proof of election of the managers and the respective Proxy.

(b) If Individuals: the respective proxy.

To clarify any doubts, please contact the Investors Relations Executive Board by phone:
55 11 3886-4021, or e-mail: gpa.ri@grupopaodeacucar.com.br.

10

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 18, 2011	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.